        THIRD QUARTER REPORT
        FOR THE THREE MONTHS
      ENDED DECEMBER 31, 1997






                           [PEAK LOGO APPEARS HERE]


        PEAK INTERNATIONAL LIMITED

TO OUR STOCKHOLDERS:

  For the third quarter of fiscal 1998, the Company reported that net income increased 52% to $5,630,000 from $3,699,000 for the third quarter of fiscal 1997. Earnings per share increased 17% to $0.41 from $0.35 reported for the corresponding quarter in the previous fiscal year. The weighted average number of shares outstanding increased 31% as a result of the Company's initial public offering in June 1997. Net sales for the third fiscal quarter of 1998 grew 25% to $19,506,000 from $15,561,000 a year ago.

  For the nine-month period ended December 31, 1997, net income increased 60% to $14,739,000 from $9,226,000 reported for the corresponding period last year. Earnings per share for the period grew 32% to $1.16 from $0.88 reported for the corresponding period last year. The weighted average number of shares outstanding increased 22% between these periods. Net sales for the nine-month period grew 30% to $53,539,000 from $41,175,000 reported for the period last year.

  We were quite gratified to see that the fall quarter remained stronger than expected. This strength was spread fairly evenly throughout all of our global markets. The telecommunications and consumer electronics segments remained strong while the computer industry continued to drive the most significant portion of Peak's growth during the quarter. Various sources estimate 1997 US computer unit volume growth rates upwards of 20% and 15% world wide, far exceeding expectations established earlier in the year. Since we benefit from the semiconductor unit volumes shipped, this will likely translate into naturally strong growth in demand for our mainstay products. We hope to achieve additional growth beyond this from the markets increasing adoption of our new products as well as from market share increases in our established product lines.


  We continue to accelerate the design and construction of our additional manufacturing facilities located in the PRC. Our new dormitory, which will house up to 3500 staff, is close to 95% completed. Design drawings for the factory adjacent to the new dormitory have been approved and the construction tendering process has begun. Upon its completion, this new facility will provide an additional 80,000 square meters of manufacturing and warehouse space.

  As a result of what we see in the market place and Peak's unique position, we remain upbeat about the coming quarters and the prospects for our continued growth. We hope to see continued strength in semiconductor unit volumes and have positioned Peak to benefit from this anticipated growth.


/s/ Richard Brook
--------------------------
RICHARD BROOK
PRESIDENT AND
CHIEF OPERATING OFFICER
JANUARY 29, 1997



RESULTS AT A GLANCE...

                                  THIRD QUARTER ENDED DECEMBER 31,
                                    1997                     1996
--------------------------------------------------------------------
Net sales                        $19,506,000             $15,561,000
Net income                         5,630,000               3,699,000
Per share - Basic                $      0.42             $      0.35
          - Diluted              $      0.41             $      0.35
# Shares  - Diluted               13,717,000              10,462,000

                                    NINE MONTHS ENDED DECEMBER 31,
                                     1997                     1996
--------------------------------------------------------------------
Net sales                        $53,539,000             $41,175,000
Net income                        14,739,000               9,226,000
Per share - Basic                $      1.17             $      0.88
          - Diluted              $      1.16             $      0.88
# Shares  - Diluted               12,736,000              10,462,000

                       CONSOLIDATED STATEMENTS OF INCOME

                                    Three Months Ended December 31
                                                       (Unaudited)
                                     1997                     1996
-------------------------------------------------------------------
(in thousands, except per share data)
Net Sales                            $  19,506            $  15,561
Cost of Goods Sold                      10,520                8,890
                                      --------             --------
Gross Profit                             8,986                6,671
General & Administrative, and
 Research & Development                  1,653                1,217

Selling & Marketing                      1,543                1,183
                                      --------             --------
Operating Income                         5,790                4,271
Other Income - net                          55                   18
Interest Income/(expense)- net             341                 (262)
                                      --------             --------
Profit Before Tax                        6,186                4,027
Taxation                                   556                  328
                                      --------             --------
NET INCOME                           $   5,630            $   3,699
                                      ========             ========
EARNINGS PER SHARE
- Basic                              $    0.42            $    0.35
- Diluted                            $    0.41            $    0.35
Weighted Avg #Shares-Diluted            13,717               10,462


                                     Nine Months Ended December 31
                                                       (Unaudited)
                                     1997                     1996
-------------------------------------------------------------------
(in thousands, except per share data)
Net Sales                            $  53,539            $  41,175
Cost of Goods Sold                      29,496               23,605
                                      --------             --------
Gross Profit                            24,043               17,570
General & Administrative, and
 Research & Development                  4,464                3,720

Selling & Marketing                      4,181                3,015
                                      --------             --------
Operating Income                        15,398               10,835
Other Income - net                         470                   18
Interest Income/(expense)- net             204                 (725)
                                      --------             --------
Profit Before Tax                       16,072               10,128
Taxation                                  1333                  902
                                      --------             --------
NET INCOME                           $  14,739            $   9,226
                                      ========             ========

EARNINGS PER SHARE
- Basic                              $    1.17            $    0.88
- Diluted                            $    1.16            $    0.88
Weighted Avg #Shares-Diluted            12,736               10,462

                          CONSOLIDATED BALANCE SHEETS


                                  December 31,              March 31,
                                      1997                     1997
                                   (unaudited)
---------------------------------------------------------------------
(in thousands)
ASSETS
Current assets:
 Cash & cash equivalents              $  17,682             $   1,914
 Marketable securities                        -                 1,129
 Accounts receivable-net                 10,271                10,251
 Inventory-net                           26,175                22,053
 Other current assets                     4,975                 2,704
                                       --------              --------
  Total Current Assets                   59,103                38,051
                                       --------              --------

 Property, plant and
  equipment-net                          24,912                15,744
                                       --------              --------
TOTALS                                $  84,015             $  53,795
                                       ========              ========

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current Liabilities:
 Bank borrowings                            582                21,170
 Accounts payable                         7,514                 3,502
 Taxation                                 3,766                 2,477
  Total Current Liabilities              11,862                27,149
                                       --------              --------

Deferred income taxes                       437                   374
                                       --------              --------
  Total Liabilities                      12,299                27,523
                                       --------              --------

Stockholders' Equity:
 Share capital                              135                   105
 Additional paid-in capital              34,034                 2,564
 Retained earnings                       38,261                23,523
 Cumulative translation
  adjustment                               (714)                   21

 Unrealized gain on marketable
  securities                                  -                    59
                                       --------              --------
  Total stockholders' equity             71,716                26,272
                                       --------              --------
TOTALS                                $  84,015             $  53,795
                                       ========              ========

[PEAK LOGO APPEARS HERE]

Peak International Limited, 2111 Kramer Lane, Austin, TX  78758  (512)  339-4684